UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

TRANSMERIDIAN EXPLORATION INCORPORATED

(Name of Subject Company)

TRANSMERIDIAN EXPLORATION INCORPORATED

(Name of Person Filing Statement)

Common Stock, par value $.0006 per share

(Title of Class of Securities)

89376N 108

(CUSIP Number of Class of Securities)

Earl W. McNiel

Vice President and Chief Financial Officer

5847 San Felipe, Suite 4300

Houston, Texas 77057

(713) 458-1100

(Name, address and telephone number of person

authorized to receive notices and communications on

behalf of the person filing statement)

With a Copy to:

James L. Rice, III

Akin Gump Strauss Hauer & Feld LLP

1111 Louisiana, 44th Floor

Houston, Texas 77002

(713) 220-5800

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

IMPORTANT INFORMATION

This filing is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of Transmeridian Exploration Incorporated (the “Company”) common stock described in this filing has not commenced. At the time the expected tender offer is commenced, Trans Meridian International, Inc. and TME Merger Sub, Inc. expect to file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the “SEC”), and the Company expects to file a solicitation/recommendation statement with respect to the tender offer. Investors and Company stockholders are strongly advised to read the tender offer statement (including the offer to purchase, letter of transmittal and other offer documents) and the related solicitation/recommendation statement prior to making any decisions with respect to the tender offer because they will contain important information, including the terms and conditions of the tender offer. When available, the offer to purchase, the related letter of transmittal and certain other offer documents, as well as the solicitation/recommendation statement, will be made available to all stockholders of the Company at no expense to them. These documents will also be available at no charge at the SEC’s website at www.sec.gov, from the information agent named in the tender offer materials, or from Trans Meridian International, Inc.

EXHIBIT INDEX

Exhibit No.

99.1	Press Release dated January 31, 2008

3